Exhibit 99.1

NewsRelease

TC Energy establishes

at-the-market equity program

CALGARY, Alberta – December 7, 2020 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or Company) today announced that it has established an at-the-market equity program (ATM Program) that allows the Company to issue common shares from treasury (Common Shares) having an aggregate gross sales price of up to $1.0 billion, or its U.S. dollar equivalent, to the public from time to time, at the Company’s discretion, at the prevailing market price when sold through the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) or any other applicable existing trading market for the Common Shares in Canada or the United States (ATM Offering). The formal establishment of the ATM Program, which is effective for a 25-month period, is consistent with the intent to do so announced by the Company in conjunction with its decision to proceed with Keystone XL in March 2020. While not a component of the Company’s base funding plan, it provides additional financial flexibility in support of TC Energy’s consolidated credit metrics and capital program, including the Keystone XL Pipeline Project, and may be activated if and as deemed appropriate.

The Company entered into an equity distribution agreement dated December 7, 2020 (Equity Distribution Agreement) with TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., Barclays Capital Canada Inc., Barclays Capital Inc., Scotia Capital Inc. and Scotia Capital (USA) Inc. (collectively, the Agents). The Equity Distribution Agreement is available under the Company’s profile on the SEDAR website at www.sedar.com.

Sales of Common Shares will be made through at-the-market distributions as defined in National Instrument 44-102 – Shelf Distributions, and as permitted by applicable law, including on the TSX, the NYSE or on any other existing trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the prevailing market prices at the time of their sale and, as a result, prices may vary among purchasers and during the period of distribution. The ATM Offering is being made pursuant to a Canadian and U.S. prospectus supplement dated December 7, 2020 to the Company’s Canadian short form base shelf prospectus and U.S. shelf registration statement on Form F-10 (Registration Statement), each dated December 2, 2020.

The Canadian prospectus supplement together with the Canadian short form base shelf prospectus have been filed and are available under the Company’s profile on the SEDAR website at www.sedar.com. The U.S. prospectus supplement together with the U.S. base shelf prospectus and Registration Statement have been filed and are available on EDGAR at www.sec.gov. Alternatively, the Agents will provide the Canadian or U.S. prospectus supplement (together with the applicable base shelf prospectus) upon request by contacting:

(i)	In Canada — TD Securities Inc., email: sdcconfirms@td.com, telephone: 289-360-2009 and Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, telephone: 1-416-863-7704, or by email: equityprospectus@scotiabank.com; or

(ii)	In the United States — TD Securities (USA) LLC, 31 W 52nd Street, New York, New York 10019, telephone: 212-827-7392; and BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, telephone: 905-791-3151 ext 4312 or 4322, email: torbramwarehouse@datagroup.ca; and Barclays Capital Inc., C/O Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 888-603-5847, or by email: barclaysprospectus@broadridge.com; and Scotia Capital (USA) Inc., Attention Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, telephone: 1-212-225-6853, or by email: equityprospectus@scotiabank.com.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any jurisdiction.

About TC Energy

We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this news release are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:

Jaimie Harding / Hejdi Carlsen

403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:

David Moneta / Hunter Mau

403-920-7911 or 800-361-6522